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Exhibit 3

News Release — November 12, 2009	TSX: PDL
09-25-NAP	NYSE Amex: PAL

NAP announces third quarter results

Balance sheet strengthened, Sleeping Giant gold pour,
continued exploration success at LDI

Toronto, Ontario — North American Palladium Ltd. ("NAP" or the "Company") today announced financial results for the third quarter ended September 30, 2009.

"We achieved several significant milestones during the third quarter," said William J. Biggar, NAP's President and Chief Executive Officer. "We strengthened our balance sheet by raising over $70 million in equity, which will underpin our growth objectives. We also had further exploration success at Lac des Iles, and continue to be on schedule for reaching full commercial production at our Sleeping Giant gold mine in early 2010."

Third Quarter Highlights

•
Completed an equity offering of 16.0 million units at a price of $3.15 per unit for gross proceeds of $50.4 million on September 30, 2009. Subsequent to quarter end, the underwriters' over-allotment option was exercised and a private placement of 4,000,000 flow-through common shares was completed on October 8, 2009, providing additional gross proceeds of $7.6 million and $15.0 million respectively. Total gross proceeds raised were $73.0 million.

•
NAP poured its first gold at its Sleeping Giant mine shortly after quarter end on October 6, 2009.

•
In September 2009, the Company exercised its right to buy back a 1% net smelter return royalty on the Sleeping Giant gold mine for $1.0 million.

•
Net working capital as at September 30, 2009 was $109.6 million, including cash and cash equivalents of $93.1 million. In addition, NAP has no long-term debt.

•
There was no palladium production for the quarter ended September 30, 2009, as compared to 63,791 ounces in the third quarter last year due to the Lac des Iles ("LDI") mine being on care and maintenance during the quarter.

•
Cash used in operations for the quarter ended September 30, 2009 was $9.0 million, a decline of $16.5 million, compared to cash provided by operations of $7.5 million in the third quarter last year.

•
The net loss for the quarter ended September 30, 2009 was $6.2 million or $0.06 per share compared to a net loss of $71.2 million or $0.85 per share in the third quarter last year.

•
The Company added to its land package in Quebec, signing an agreement to earn a 50% interest in the Laflamme gold property, and, after quarter end, acquired the Harricana North Property. Both properties are in the prolific Abitibi region of Quebec and strategically located in relation to the Sleeping Giant mill.

LDI Mine — Update

The third quarter of 2009 saw a continued improvement in the price of palladium and platinum and as at November 12, 2009 the spot price was US$355 per ounce and US$1,365 per ounce respectively. While encouraging, the metal price increases did not warrant the restart of the LDI mine, which the Company placed on care and maintenance in October 2008. NAP continues to evaluate the economic viability of restarting the LDI Mine as a higher grade, lower tonnage operation with ore processed from the Roby underground zone. NAP believes it will be well-positioned to restart production at the LDI mine when a sustainable recovery in the price of palladium in combination with stronger by-product metal prices and US/Canadian dollar exchange rates is achieved.

Sleeping Giant Mine — Update

Sleeping Giant remains on track and on budget to reach an annual commercial production rate of 50,000 ounces of gold at the start of 2010. The Company poured its first gold on October 6, 2009, and during the three months ended September 30, 2009, 10,230 tonnes of ore was hoisted from the underground mine, with 9,774 tonnes being processed by the mill.

Exploration Highlights

The Company's exploration focus at the LDI mine has been to increase its understanding of the mineralization and increase its reserves and resources. Exploration has been targeted on the Offset Zone, the Cowboy Zone, and, since their recent discoveries, the Outlaw Zone and West Pit. NAP invested $2.6 million in exploration in the quarter.

The discovery of the Cowboy and Outlaw Zones has resulted in the decision to increase the exploration effort at the LDI mine to define the limits, size and grade of what is effectively an enlarged Offset Zone, and pursue other possible mineralized zones that were identified during the 2009 exploration program.

The Company has retained Scott Wilson Roscoe Postle Associates Inc. ("RPA") to prepare a resource update that will include the results of all the drilling completed in 2009. NAP expects this resource update to be available early in the second quarter of 2010. The Company, assisted by Nordmin Engineering Ltd., will then work towards completing an advanced preliminary economic assessment that will incorporate the resource update prepared by RPA. This advanced preliminary economic assessment is expected to be available in the third quarter of 2010.

At Sleeping Giant, the Company has commenced an extensional drill program aimed at upgrading the mine's existing resources, finding additional resources, and extending the mine's life.

Outlook

The Company's management team believes it is delivering on its vision to create a diversified mid-tier precious metals company. Its palladium mine offers significant leverage to the price of palladium, which NAP believes will increase due to increasing demand and limited supply. The Company's renewed commitment to exploration is yielding results at the LDI mine, and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

Management expects there will be many other attractive strategic opportunities to consider in the current environment. The Company will use its strong balance sheet to pursue gold acquisition and joint venture opportunities aggressively, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

Financial Statements

NAP's unaudited consolidated balance sheets; consolidated statements of operations, comprehensive income and deficit; consolidated statements of cash flows; and, consolidated statements of equity are available in the Appendix of this press release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis for the nine months ended September 30, 2009 available at www.nap.com, www.sedar.comp, and www.sec.gov.

Conference Call and Webcast

NAP will host a conference call with its management team, including William J. Biggar, President and Chief Executive Officer, and Jeffrey A. Swinoga, Vice President, Finance and Chief Financial Officer, to discuss the Company's third quarter results on Friday, November 13, 2009:

Date:	Friday, November 13, 2009
Time:	2:00 p.m. (Eastern Time)
Webcast:	www.nap.com
Dial in:	416-340-8018 or 866-223-7781
Replay:	416-695-5800 or 800-408-3053
Replay Passcode:	8407776

The conference call will be simultaneously webcast and archived at www.nap.com. The conference call replay will be available until midnight (Eastern Time) on December 4, 2009, and an archived audio webcast of the call also will be posted to NAP's website.

North American Palladium: Re-engineering the Future

NAP is a precious metals company that owns the Lac des Iles mine, which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t. North American Palladium has resumed gold production at the Sleeping Giant mine and expects to achieve commercial production at the start of 2010 at an annual rate of 50,000 ounces.

For further information please contact:

Jeff Swinoga
Vice President, Finance and CFO
Telephone: 416-360-7590 Ext. 222
Email: jswinoga@nap.com

Annemarie Brissenden
Director, Investor Relations
Telephone: 416-360-7590 Ext. 226
Email: abrissenden@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this press release constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

APPENDIX TO NORTH AMERICAN PALLADIUM NEWS RELEASE ANNOUNCING
THIRD QUARTER 2009 RESULTS

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	September 30 2009	December 31 2008

	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$93,128	$43,068
Concentrate awaiting settlement – Note 4	59	43,051
Taxes recoverable	979	638
Inventories – Note 5	22,710	16,590
Other assets – Note 6	1,443	3,193

	118,319	106,540
Mining interests	75,603	31,640
Mine restoration deposits	10,501	8,724

	$204,423	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,364	$13,996
Current portion of obligations under capital leases	856	1,992
Senior credit facility – Note 7	500	4,430

	8,720	20,418
Mine restoration obligations	11,312	8,455
Obligations under capital leases	632	1,130

	20,664	30,003
Shareholders' Equity
Common share capital and purchase warrants – Note 8	566,466	485,386
Stock options	3,066	2,305
Contributed surplus	13,006	12,336
Deficit	(398,779)	(383,126)

Total shareholders' equity	183,759	116,901

	$204,423	$146,904

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenue – before pricing adjustments	$–	$35,331	$–	$138,786
Pricing adjustments:
Commodities	10	(47,203)	4,382	(31,444)
Foreign exchange	(9)	2,992	(565)	6,807

Revenue – after pricing adjustments – Note 9	1	(8,880)	3,817	114,149

Operating expenses
Care and maintenance costs	2,533	–	8,799	–
Production costs	–	31,350	–	92,679
Inventory pricing adjustment – Note 5	(639)	5,618	(3,634)	5,474
Smelter treatment, refining and freight costs	4	6,528	82	18,070
Amortization	95	12,958	197	32,872
Insurance recovery	–	–	–	(13,800)
Loss (gain) on disposal of equipment	(21)	515	(21)	1,573
Asset retirement costs	131	155	320	463

Total operating expenses	2,103	57,124	5,743	137,331

Loss from mining operations	(2,102)	(66,004)	(1,926)	(23,182)

Other expenses
General and administration	1,790	3,831	6,059	5,837
Exploration	2,623	4,231	8,947	18,400
Interest and other costs (income) – Note 10	(206)	76	(1,546)	2,980
Foreign exchange loss (gain)	(115)	(244)	267	(467)

Total other expenses	4,092	7,894	13,727	26,750

Loss before taxes	(6,194)	(73,898)	(15,653)	(49,932)
Income and mining tax recovery	–	(2,656)	–	(1,672)

Net loss and comprehensive loss for the period	(6,194)	(71,242)	(15,653)	(48,260)
Deficit, beginning of period	(392,585)	(199,465)	(383,126)	(222,447)

Deficit, end of period	$(398,779)	$(270,707)	$(398,779)	$(270,707)

Net loss per share
Basic and diluted	$(0.06)	$(0.85)	$(0.17)	$(0.59)

Weighted average number of shares outstanding
Basic and diluted	104,099,989	83,832,622	94,592,696	81,903,252

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash provided by (used in)
Operations
Net loss for the period	$(6,194)	$(71,242)	$(15,653)	$(48,260)
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	400	–	3,285
Amortization	95	10,259	197	30,892
Amortization of deferred financing costs	–	21	18	184
Accrued interest and accretion on convertible debentures	–	–	(359)	–
Interest on convertible notes settled in shares	–	85	–	682
Accrued interest on mine restoration deposit	(1)	(45)	(8)	(129)
Unrealized foreign exchange loss (gain)	887	1,706	1,723	(6,394)
Unrealized commodity price loss (gain)	(1,720)	49,830	(9,643)	33,971
Asset retirement costs	131	155	320	463
Future income tax recovery	–	(2,925)	–	(2,121)
Stock based compensation and employee benefits	168	550	948	1,377
Loss (gain) on disposal of equipment	(21)	515	(21)	1,573

	(6,655)	(10,691)	(22,478)	15,523
Changes in non-cash working capital – Note 11	(2,295)	18,174	39,441	7,890

	(8,950)	7,483	16,963	23,413

Financing Activities
Issuance of common shares and warrants, net of issue costs	47,411	–	47,411	10,475
Repayment of senior credit facilities	(500)	(1,539)	(3,926)	(4,575)
Repayment of obligations under capital leases	(429)	(469)	(1,519)	(1,322)
Mine restoration deposit	–	(51)	–	(317)

	46,482	(2,059)	41,966	4,261

Investing Activities
Investment and advances to Cadiscor Resources Inc.	–	–	(1,135)	–
Additions to mining interests	(5,647)	(11,622)	(7,755)	(36,147)
Proceeds on disposal of mining interests	21	77	21	294

	(5,626)	(11,545)	(8,869)	(35,853)

Increase (decrease) in cash and cash equivalents	31,906	(6,121)	50,060	(8,179)
Cash and cash equivalents, beginning of period	61,222	72,548	43,068	74,606

Cash and cash equivalents, end of period	$93,128	$66,427	$93,128	$66,427

Cash and cash equivalents consisting of:
Cash	$77,775	$11,071	$77,775	$11,071
Short-term investments	15,353	55,356	15,353	55,356

	$93,128	$66,427	$93,128	$66,427

See accompanying notes to the consolidated financial statements.

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
Pursuant to acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Pursuant to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Pursuant to unit offering, net of issue costs	16,000,000	45,220	–	–	–	–	–	–	45,220
Warrants issued:
Pursuant to acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Pursuant to unit offering, net of issue costs	–	–	–	–	1,686	–	–	–	1,686
Warrants exercised	215,998	575	–	–	(182)	–	–	–	393
Stock options issued:
Pursuant to acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock options exercised	85,800	113	–	–	–	–	–	–	113
Fair value of stock options exercised	–	139	–	(139)	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	(752)	–	–	670	–	(82)
Stock-based compensation expense	192,590	392	–	638	–	–	–	–	1,030
Net loss and comprehensive loss for the nine months ended September 30, 2009	–	–	–	–	–	–	–	(15,653)	(15,653)

Balance, September 30, 2009	120,070,132	$549,702	$–	$3,066	$16,764	$–	$13,006	$(398,779)	$183,759

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	5,417,830	26,501	–	–	–	(5,469)	5,469	–	26,501
For interest payments on convertible notes payable	151,427	682	–	–	–	–	–	–	682
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	198,678	1,015	–	362	–	–	–	–	1,377
Net income and comprehensive income for the nine months ended September 30, 2008	–	–	–	–	–	–	–	(48,260)	(48,260)

Balance, September 30, 2008	84,338,605	$467,115	$–	$2,035	$14,092	$575	$11,761	$(270,707)	$224,871
Common shares issued/issuable:
For principal repayments on convertible notes payable	694,039	1,769	2,062	–	–	(575)	575	–	3,831
For interest payments on convertible notes payable	13,758	32	18	–	–	–	–	–	50
Stock-based compensation expense	112,573	298	–	270	–	–	–	–	568
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(112,419)	(112,419)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

See accompanying notes to the consolidated financial statements.

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